Harmony Turbines Inc

Balance Sheet as of August 12, 2020

Contents

Independent Accountant's Review Report

Harmony Turbines Inc
As of August 12, 2020

To Management

Harmony Turbines Inc

Palmyra, Pennsylvania

I have reviewed the accompanying balance sheet of Harmony Turbines Inc as of August 12, 2020. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statement. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with the accounting principles general accepted in the United States of America.

Thomas Mark Stice, CPA

Thomas Mark Stice, CPA

August 12, 2020

Balance Sheet

Harmony Turbines Inc
As of August 12, 2020

Assets

Current Assets	
Cash	25.00
Retainer Fee	1,000.00
Total Current Assets	**1,025.00**
Total Assets	**1,025.00**

Liabilities and Equity

Equity	
Shareholder's Equity	1,069.14
Retained earnings	(44.14)
Total Equity	**1,025.00**
Total Liabilities and Equity	**1,025.00**

See independent accountant's review report and accompanying notes to the financial statement.

Notes to the Financial Statement

Harmony Turbines Inc
As of August 12, 2020

Summary of Signification Accounting Policies

The Company

Harmony Turbines Inc was originally formed as Harmony Turbines LLC on July 15, 2020 in the State of Pennsylvania.

Harmony Turbines Inc was incorporated in the State of Pennsylvania on August 11, 2020.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting and Engagement

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Management has elected to omit the statement of income, statement of equity and statement of cash flows. The omission of these financial statements did not limit the scope of this review engagement.